Exhibit 99.1

JX Luxventure Signs Technology Consulting Agreement for Metaverse

Haikou, CHINA, June 2, 2022— JX Luxventure Limited (Nasdaq: LLL) (the “Company”), a company delivering comprehensive products solutions to global elite families serviced by our business customers with business segments covering menswear, cross-border merchandise and tourism, announced today that, on June 1, 2022, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan”), a subsidiary of the Company, entered into and executed a Technology Consulting Agreement (the “Agreement”) with Tianjin City Wei Ka Technology Co., Ltd. (“Tianjin Wei Ka”). Pursuant to the Agreement, JX Hainan will provide technology consulting services to Tianjin Wei Ka for entering into Metaverse by delivering a solution for an NFT based virtual human host to be used on live stream platforms.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company commented: “We received the award for “Best Virtual Human Software Technology Service Provider” in April of this year. Our technology team is now leveraging this expertise to deliver solutions to help Tianjin Wei Ka to build a Metaverse presence. I am confident that under the leadership of our CTO, who is an expert in artificial intelligence, Internet of All Things and Blockchain, we can deliver world class technology consulting services to Tianjin Wei Ka, as well as to other companies that seek to enter Metaverse. I expect that our technology consulting service will become one of the key business segments in the future.”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a company delivering comprehensive products solutions to global elite families serviced by our business customers with business segments covering menswear, cross-border merchandise and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Limited

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